March 18, 2020

Lisa N. Larkin Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Esoterica Thematic Trust; File Nos. 333-233633 and 811-23473

Dear Ms. Larkin:

On March 13, 2020, Esoterica Thematic Trust (the “Fund”) filed Pre-Effective Amendment No. 2 to its registration statement on Form N-1A (the “Registration Statement”). The Fund proposes to revise the disclosure in its Registration Statement in response to the telephonic comments that we received from you on March 16, 2020, as indicated below. The Fund proposes to make the revisions noted below in the final Prospectus and SAI filed pursuant to Rule 497 of the Securities Act of 1933, as amended. Please find also below a reiteration of your comments and the Fund’s responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Principal Investment Strategies

Comment 1.	Please provide additional disclosures to the Fund’s Principal Investment Strategy and Risk Disclosures, as applicable, about the types of companies that the Fund may invest. Specifically, does the Fund intend to invest in 5G technology production companies, companies that will utilize and benefit from the use of 5G technology, or a combination of both types of companies?

Response:	The Fund will invest in both companies that are involved in the production of 5G technologies and companies that will utilize and may benefit from 5G technology. Companies that produce 5G technology include semiconductor and software companies. Companies that utilize and benefit from 5G technology include, among other things, web vendor and e-commerce companies. The Fund has reviewed its existing risk disclosures and believes that the risks related to investments in companies that produce and utilize or benefit from 5G technology are adequately set forth therein. For example, the Fund refers to the following risk factors that captures these industries and industry sectors: (i) 5G Companies and Emerging Technologies Investment Risk, (ii) Computer Software/Services Companies Risk, (iii) Internet Companies Risk, (iv) Semiconductor Companies Risk, (v) Technology Sector Risk, (vi) Communications Services Sector Risk, (vii) Basic Materials Sector Risk, Consumer Discretionary Sector Risk and (viii) Communication Services Companies Risk.

Owen.Pinkerton@thompsonhine.com Phone: 202.263.4144

Ms. Lisa N. Larkin

March 18, 2020

The Fund will revise its Principal Investment Strategy as noted below in response to the Staff’s comment:

“Under normal circumstances, at least 80% of the Fund’s assets will be invested in equity securities, including common stocks, partnership interests, business trust shares and other equity investments or ownership interests in business enterprises, including companies involved in the production of 5G technology and companies that may benefit from the use of 5G, such as companies engaged in e-commerce or internet sales. The Fund’s investments will include micro-, small-, medium- and large-capitalization companies. The Fund will invest at least 25% of its net assets in companies in the internet, computer, semiconductor and software group of industries. The Fund’s investments in foreign equity securities will be in both developed and emerging markets. The Fund may invest in foreign securities (including investments in American Depositary Receipts (‘‘ADRs’’) and Global Depositary Receipts (‘‘GDRs’’)) and securities listed on local foreign exchanges. Outside of the Fund’s 80% policy, the Fund may invest up to 20% of its net assets in cash and cash equivalents.”

Enclosed please find all proposed marked edits to the Fund’s prospectus and SAI.

* * *

If you have any questions, please call Ryan Wheeler at (513) 352-6693 or me at (202) 263-4144.

Very truly yours,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc:	JoAnn M. Strasser

Ryan S. Wheeler

Karan Trehan